Exhibit 12
SMART MODULAR TECHNOLOGIES (WWH), INC.
Consolidated and Combined Ratio of Earnings to Fixed Charges

						Successor	Predecessor	Successor	Successor
	Predecessor Company					Company	Company	Company	Company
					Period From	Period From	Period From	Period From	Nine
					September 1,	April 17,	September 1,	April 17,	Months
					2003 to	2004 to	2003 to	2004 to	Ended
	Fiscal Year Ended August 31,				April 16,	August 31,	April 16,	May 28,	May 27,
	2000	2001	2002	2003	2004	2004	2004	2004	2005
	(Dollars in thousands)
Fixed Charges Computation:

Interest expensed (including debt issuance costs amortized to interest expense)	62	23	533	72	129	996	129	326	4,754

Reasonable approximation of interest within rental expense	1,168	1,412	1,626	1,116	669	324	669	90	357

Total Fixed Charges	1,230	1,435	2,159	1,188	798	1,320	798	416	5,111

Earnings Computation:

Pre-tax income (loss)	69,169	36,535	(17,835)	17,300	(30,897)	4,670	(30,897)	1,558	24,572

Add: Fixed charges	1,230	1,435	2,159	1,188	798	1,320	798	416	5,111

Total Earnings (loss)	70,399	37,970	(15,676)	18,488	(30,099)	5,990	(30,099)	1,974	29,683

Ratio of Earnings to Fixed Charges	57.2	26.5	—	15.6	—	4.5	—	4.7	5.8

Dollar Amount of Deficiency	N/A	N/A	17,835	N/A	30,897	N/A	30,897	N/A	N/A